Ruskin Moscou Faltischek P.C.
1425 RXR Plaza
Uniondale, NY  11556
(516) 663-6600

                                                January 6, 2012

VIA EDGAR

United States Securities and
Exchange Commission
Washington, D.C.  20549

Re:       Premier Alliance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 000-50502

Dear Madams and Gentlemen:

This letter is in response to the SEC comment letter of December 28, 2011 regarding the above-referenced Form 10-K and Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2010

Signatures, page 23

1.
Your annual report must be signed by the company's principal executive officer, principal financial officer, and its controller or principal accounting officer. Any person who occupies more than one of these specified positions must indicate each capacity in which he signs the annual report. Refer to General Instruction D of Form 10-K. Accordingly, please revise Mr. Elliott's signature block to indicate that he is the principal financial officer as well as the principal executive and principal accounting officer, if true.

The Company acknowledges and agrees with the Staff’s comments.  An amended Annual Report on Form 10-K/A was filed with the Commission on January 5, 2012 to amend the signature and outline the principal executive officer, principal financial officer and principal accounting officer.

January 6, 2012

Independent Auditors' Report, page F 1

2.	We note that the audit report date is March 29, 2010, which is prior to the end of the most recent audited period ended December 31, 2010. Please explain and revise accordingly.

The Company acknowledges and agrees with the Staff’s comments. An amended Annual Report on Form 10-K/A was filed with the Commission on January 5, 2012 to correct the audit date for this typographical error to properly reflect the date as 2011.  The Company also directs your attention to its response to Staff Comment 6.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Subsequent events, page F 12

3.
We note that you indicate the date through which all events and transactions were evaluated. This disclosure is only for entities that are not SEC filers, therefore this disclosure should be removed. Refer to ASC 855-10-50-1. Please advise or revise accordingly. Ensure that future filings, including any amendments to your Form 10-Q, are also revised.

The Company acknowledges and agrees with the Staff’s comments with respect to the Subsequent Event footnote and the requirements of ASC 855-10-50-1.  An amended Annual Report on Form 10-K/A was filed with the Commission on January 5, 2012 to correct this footnote.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Financial Statements

Note 1 - Basis of Presentation, page 5

4.
We note that deemed dividends to preferred shareholders have been revised to reflect the impact of a correction of an error in the financial statements for the three and nine months ended September 30, 2010. Tell us what consideration you gave to disclosing the effect of the correction on each financial statement line item and the per share amounts for each prior period presented as required by ASC 250-10-50-7. Also tell us what consideration you gave to providing the disclosures required by ASC 250-10-50-11 in your Form 10-K for the fiscal year ended December 31, 2010. In addition, tell us how the discovery of the error was considered in your assessment of controls and procedures as of December 31, 2010. Finally, tell us what consideration you gave to your reporting responsibility under Item 4.02 of Form 8-K.

January 6, 2012

The Company became aware of the quarterly impact of the deemed dividend to preferred shareholders during the preparation of its Annual Report on Form 10-K for the year ended December 31, 2010.  Consideration was given to ASC 250-10-50-7 and ASC 250-10-50-11.  The Company considered the impact on the quarterly financial statements as reported and did not deem it necessary to adjust previously issued financial statements, inasmuch as the recording of the deemed dividend to preferred shareholders is a noncash entry reflected below Net Income (loss) on the Statement of Operations, is only a reclassification within the Statement of Stockholders’ Equity (which is not presented in the quarterly financial reports on Form 10-Q), has no effect on the Statement of Cash Flow and does not impact the overall Statement of Financial Position.  Please refer to the Company’s response to Staff comment 6. for discussion of the Company’s controls and procedures.  For the reasons stated above, the Company did not feel that Item 4.02 of Form 8-K was applicable in this situation.

However, in light of Staff comments, the Company has elected to file an amended Form 10-Q/A for the three and six months ended June 30, 2010, the three and nine months ended September 30, 2010, the three and six months ended June 30, 2011 and the three and nine months ended September 30, 2011 to record the deemed dividend to preferred shareholders in the proper quarter, adjust net income (loss) available to common stockholders and net income (loss) per share on a basic and fully diluted basis for the quarters in calendar 2010.  Additionally, the subsequent event footnote was modified to comply with ASC 855-10-50-1.  Full disclosure has been made of the correction of an error in accordance with ASC 250-10-50-7, as well as an “Explanatory Note” on the Facing Page of each Form 10-Q/A.  This “Explanatory Note” also includes a reference to additional information provided in each Form 10-Q/A with respect to Item 4T. Controls and Procedures. The Company added the following to Item 4T., “and that such information is accumulated and communicated to this company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.” Each of the aforementioned Form 10-Q/A’s were filed with the Commission on January 5, 2012.

Note 4 - Pro-Forma Financial Information, page 6

5.
Please explain why the pro forma net loss per share for the three months ended September 30, 2011 does not correspond to your actual net loss per share considering that the acquired businesses were included in your actual results for that entire period.

The Company acknowledges and agrees with the Staff’s comment.  Correction has been made for this typographical error in the Form 10-Q/A filed with the Commission on January 5, 2012.  Reference is also made to the Company’s response to Staff comment 6.

Controls and Procedures, page 18

6.
Please tell us whether management concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) of the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

January 6, 2012

Management has concluded that its disclosure controls and procedures were and are adequate based on Rule 13a-15(e) of the Exchange Act.  The Company has further amended its Form 10-Q for the three and six months ended June 30, 2010, the three and nine months ended September 30, 2010, the three and six months ended June 30, 2011 and the three and nine months ended September 30, 2011to specifically add to Item 4T. Controls and Procedures the following, “and that such information is accumulated and communicated to this company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.”

As an ongoing process to constant review and assessment of our internal controls and procedures, the Company has hired a Chief Financial Officer, effective October 24, 2011, who is a licensed CPA, with significant Big Four and SEC reporting and compliance experience in accordance with the ’33 and ’34 Acts.  Additionally, in May of 2011, the Company hired a full time Controller with substantial experience who is also a licensed CPA and CISA.  The Company has also increased its internal resources by obtaining a complete subscription to Thompson Reuters online service providing for a depth and breadth of accounting (full ASC codification), SEC reporting, Regulation S-X and S-K resources.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *

The Company would also like to confirm the following to the Commission:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you have any questions or comments concerning the foregoing.

                                                                                                                                                             Sincerely,

                                                                                                                                                              /s/

                                                                                                                                                             STUART M. SIEGER
                                                                                                                                                             For the Firm

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